EnCana’s second quarter cash flow increases 53% to $1.4 billion, earnings approach $1.1 billion, including tax and currency gains

Second quarter 2003 gas sales up 13 percent

Calgary, Alberta, (July 29, 2003) — With strong year-over-year production growth and robust oil and natural gas prices, EnCana Corporation’s (TSX & NYSE: ECA) second quarter 2003 cash flow reached $1.44 billion, or $2.95 per common share diluted, up 53 percent from $938 million in the second quarter of 2002. Net earnings were $1.07 billion, or $2.21 per common share diluted, including the impact of tax rate changes and foreign exchange gains.

Second quarter earnings included an unrealized after-tax gain of $199 million, or 41 cents per common share diluted, relating to translation of US$ debt and a gain of $486 million, or $1.00 per common share diluted, relating to changes in Canadian and Alberta corporate income tax rates for the oil and gas industry. Canadian federal tax rates were reduced for other industries in 2000. These gains had no impact on cash flow. Excluding these gains, EnCana earned $381 million, or 80 cents per common share diluted.

In the second quarter of 2002, EnCana earned $458 million, or $0.97 per common share diluted, which included an unrealized after-tax gain of $163 million related to foreign exchange on translation of US$ debt and $42 million related to tax rate changes. Excluding these gains, EnCana earned $253 million, or $0.53 per share diluted in the second quarter of 2002. Year over year, second quarter 2003 earnings, excluding these gains, increased 51 percent. Revenues, net of royalties and production taxes, in the second quarter of 2003 were $3.2 billion; capital investment was $1.5 billion.

EnCana recently completed the sale of its remaining 3.75 percent interest in Syncrude and its results are reflected as discontinued operations.

“As we move into the second half, we are on target to achieve industry-leading internal sales growth and record financial and operating performance in 2003. Second quarter natural gas sales increased 13 percent from one year earlier. Strong growth in North American oil and natural gas liquids (NGLs) sales was largely offset by decreased sales in Ecuador. However, the completion of the OCP Pipeline is about to mark an exciting new era of oil production in Ecuador. This technically-advanced, privately-owned and operated pipeline is expected to allow us to more reliably control the delivery of our greatly increased production from wellhead to tidewater in the months and years ahead,” said Gwyn Morgan, EnCana’s President & Chief Executive Officer.

“EnCana continues to deliver strong financial and operating performance. We are focused on building the intrinsic value of every share by growing production, increasing our reserves, and achieving top-quartile cost performance. Prices remain strong at a time when we expect to achieve second half production growth through North America’s largest natural gas drilling program and increased oil volumes from Canada, the U.K. and Ecuador,” Morgan said.

Second quarter natural gas sales up 13 percent in 2003
Second quarter daily oil, NGLs and natural gas sales averaged 727,000 barrels of oil equivalent (BOE), up 9 percent compared to sales of 669,000 barrels of oil equivalent per day during the second quarter of 2002. Daily natural gas sales increased 13 percent to average 2.9 billion cubic feet compared to 2.6 billion cubic feet during the same period in 2002. Oil and NGLs sales averaged 240,000 barrels per day, compared to 239,000 barrels per day in the second quarter of 2002. EnCana drilled 956 net wells in the second quarter of 2003. Operating costs averaged $4.03 per barrel of oil equivalent for the quarter, on track to achieve the company’s 2003 target of $3.80 to $4.10 per barrel of oil equivalent.

Focused upstream investment strategy
EnCana continues to focus its investment strategy on high-working interest, upstream assets where the company’s staff can apply their core competencies. On July 10, EnCana completed the sale of its remaining 3.75 percent interest in the Syncrude oilsands surface mining operation for approximately $417 million, subject to closing and post-closing adjustments. Future Alberta oilsands development will concentrate on EnCana’s huge, 100-percent-owned resources where the company is the leader in new generation thermal enhanced recovery from horizontally-drilled wells. EnCana also recently reached an agreement to increase its interests in the Scott and Telford producing oil fields in the U.K. central North Sea. This agreement involved the exchange of a 22.5 percent non-operated interest in the Llano oil discovery in the Gulf of Mexico.

Growth founded in resource plays
“EnCana’s growth forecast is built principally upon our large, long-life resource plays. We expect these high-quality oil and gas reservoirs to deliver predictable and reliable production increases for years ahead. Our resource plays include millions of acres of tight gas sands in Alberta, Wyoming and Colorado, our top-quality oilsands lands in northeast Alberta and our extensive Greater Sierra gas play in northeast British Columbia,” Morgan said.

“The confidence we have in our growth forecast is founded in both the strength of our reserve base and our large unbooked resource potential. We estimate that the unbooked ‘captured resource potential’ on EnCana’s existing North America lands is approximately 9 trillion cubic feet of gas and 650 million barrels of oil. We define resource potential as those quantities of oil and gas which are estimated to be potentially recoverable on EnCana’s existing land base from known accumulations and which are not currently classified as proved or risked probable reserves.

“It’s important to note that our 10 percent per-share growth forecast is based upon captured resources on EnCana lands. Our very large North American and international exploration program provides potential upside,” Morgan said.

All references to production, sales and financial information for the first six months of 2002 in this news release text and tables for EnCana are presented on a pro forma basis as if the merger of PanCanadian Energy Corporation (“PanCanadian” or “PCE”) and Alberta Energy Company Ltd. (“AEC”) had occurred at the beginning of 2002. All dollar figures are Canadian unless otherwise stated.

Six months cash flow hits $3.3 billion, earnings more than $2.3 billion
During the first six months of 2003, EnCana’s earnings increased 272 percent from the first half of 2002 to $2.3 billion, or $4.79 per common share diluted. Earnings include gains totalling $878 million, or $1.81 per common share diluted, as a result of foreign exchange translation on US$ debt and changes to corporate tax rates. While the stronger Canadian dollar results in gains on the US$ denominated debt, it adversely impacts the average net Canadian dollar price realized by the company on its sales of oil and natural gas, which are either directly denominated in U.S. dollars or denominated in Canadian dollars but closely tied to U.S. currency. Six months 2003 cash flow was up 92 percent over the first half of 2002 to $3.3 billion, or $6.77 per common share diluted. Revenues, net of royalties and production taxes, in the first six months were $7.3 billion. Capital investment was $3.0 billion, while divestiture proceeds were $2.6 billion.

Natural gas prices remain strong
North American natural gas prices continued to be strong in the wake of weakening supply in Canada and the U.S. In the second quarter, the average AECO index price was $6.99 per thousand cubic feet, up 58 percent from the second quarter of 2002. Storage injections have increased in recent months, but storage volumes remain below long-term averages. Storage demands prior to winter are expected to keep prices strong throughout 2003.

World oil prices remain strong in the wake of continued supply uncertainty
During the second quarter, the average benchmark West Texas Intermediate crude oil price was US$28.91 per barrel, up 10 percent over the same period last year. Continued unrest in key oil producing regions has kept global oil prices higher than expected. Price volatility is expected to continue.

Risk management programs help mitigate volatility
EnCana’s risk management program is designed to partially mitigate the volatility associated with commodity prices, exchange rates and interest rates. EnCana has entered into various fixed-price transactions for a portion of its forecast 2003 sales as a means of managing the cash flow at risk, thereby stabilizing financial strength and funding for capital programs. With the high oil and gas prices and changes to exchange rates in the second quarter, EnCana’s commodity price and currency risk management measures resulted in pre-tax revenue being lower by approximately $120 million, comprised of $42 million on oil sales and $78 million on gas sales. The detailed risk management positions are given in Note 10 to the second quarter Consolidated Financial Statements.

Consolidated Highlights

Financial Highlights (unaudited)	Q2	Q2	6 Months	6 Months
(as at and for the periods ended June 30)	2003	2002	2003	2002
($ millions, except per share amounts)	Actuals	Actuals	Actuals	Pro Forma[2]

Revenues, net of royalties and production taxes	3,194	2,586	7,262	4,748

Cash Flow	1,438	938	3,290	1,717
Per common share — diluted	2.95	2.00	6.77	3.55

Net earnings	1,066	458	2,312	621
Per common share — basic[1]	2.24	0.99	4.84	1.31
Per common share — diluted	2.21	0.97	4.79	1.28
Less
Foreign exchange gain on translation of US$ debt (after-tax)	199	163	392	162
Per common share — basic	0.41	0.35	0.82	0.34
Per common share — diluted	0.41	0.35	0.81	0.33
Less
Tax rate change gain	486	42	486	42
Per common share — basic	1.01	0.09	1.01	0.09
Per common share — diluted	1.00	0.09	1.00	0.09

Net earnings, excluding gains	381	253	1,434	417
Per common share — basic	0.82	0.55	3.01	0.88
Per common share — diluted	0.80	0.53	2.98	0.86

Capital investment	1,505	1,390	3,031	2,644

				at Dec. 31/02
Total assets			29,603	31,322
Long-term debt			6,122	7,395
Preferred securities			549	583
Shareholders’ equity			15,356	13,794
Debt-to-capitalization ratio			28%	31%
(adjusted for working capital & including preferred securities as debt)
Common shares
Outstanding at June 30 (millions)	479.9	476.3	479.9	476.3
Weighted average diluted (millions)	486.9	470.0	486.3	483.6

[1] Impact of including share options in earnings calculations
If EnCana were to record compensation expense for outstanding share options, net earnings per common share — basic would have been $4.78 per common share, 6 cents per common share less, for the first six months of 2003.

[2] Important Notice: Readers are cautioned that comparisons to 2002 six months results are based on pro forma calculations and these pro forma results may not reflect all adjustments and reconciliations that may be required under Canadian generally accepted accounting principles. These pro forma results may not be indicative of the results that actually would have occurred or of the results that may be obtained in the future. Also, certain information provided for prior years has been reclassified to conform to the presentation adopted in 2003.

	Q2	Q2		6 Months	6 Months
Operating Highlights	2003	2002	%	2003	2002	%
(for the period ended June 30)	Actuals	Actuals	Change	Actuals	Pro forma[2]	Change

Sales
Natural gas (MMcf/d)
North America	2,911	2,572	+13	2,956	2,641	+12
U.K.	12	8	+50	12	10	+20
Total natural gas (MMcf/d)	2,923	2,580	+13	2,968	2,651	+12
Oil and NGLs (bbls/d)
North America	181,250	166,951	+9	180,527	165,304	+9
Ecuador	49,575	59,864	-17	46,189	49,377	-6
U.K.	9,019	11,966	-25	9,810	12,425	-21
Total oil and NGLs* (bbls/d)	239,844	238,781	—	236,526	227,106	+4

Total sales (BOE/d)*	727,011	668,781	+9	731,193	668,939	+9

Prices, including hedging
Natural Gas ($/Mcf)
Canada	6.12	4.11	+49	6.67	3.75	+78
U.S.	5.89	3.62	+63	7.09	3.53	+101

North American gas ($/Mcf)	6.06	4.02	+51	6.77	3.72	+82

North American oil ($/bbl)
Light/medium	32.22	33.76	-5	32.39	29.84	+9
Heavy	23.20	26.09	-11	23.08	23.95	-4
International crude oil ($/bbl)
Ecuador	29.50	31.63	-7	36.13	27.90	+29
U.K.	35.58	37.78	-6	39.25	34.15	+15
Natural gas liquids ($/bbl)	31.45	29.92	+5	37.41	26.34	+42

Total liquids ($/bbl)	28.23	30.59	-8	30.44	27.41	+11

*	Excludes Syncrude which averaged 7,383 barrels per day in the second quarter of 2003, compared to 24,295 barrels per day in the second quarter of 2002. For the first six months of 2003, Syncrude averaged 13,792 barrels per day.

[2]	See footnote on previous page

Forecast of 10 percent internal sales growth in 2003 and 2004 confirmed
Total 2003 daily oil, NGLs and natural gas sales volumes from continuing operations are forecast to increase approximately 10 percent from pro forma 2002 levels, averaging between 740,000 and 797,000 barrels of oil equivalent, which is comprised of between 3 billion and 3.1 billion cubic feet of gas per day and 240,000 and 280,000 barrels of oil and NGLs per day. In 2004, daily oil, NGLs and natural gas sales are expected to average between 805,000 and 885,000 barrels of oil equivalent, comprised of natural gas sales between 3.25 billion and 3.45 billion cubic feet per day and 265,000 and 310,000 barrels of oil and NGLs per day, representing a 10 percent increase from forecast 2003 sales levels.

Corporate developments

Normal Course Issuer Bid purchases
As of July 28, 2003, EnCana has invested approximately $358 million purchasing 7,112,800 of its common shares for cancellation at an average price of $50.38 per common share under the company’s Normal Course Issuer Bid, which allows for purchases of up to 23,843,565 common shares, representing 5 percent of the outstanding shares on October 4, 2002. The company expects to continue to purchase shares under the terms of its current bid and it intends to apply to renew the bid, which expires October 21, 2003.

Dividend
The board of directors of EnCana declared a quarterly dividend of 10 cents per share payable on September 30, 2003 to common shareholders of record as of September 12, 2003.

Financial strength

EnCana has one of the strongest balance sheets among North American independents. At June 30, 2003, the company’s debt-to-capitalization ratio was 28:72 (preferred securities included as debt). EnCana’s debt-to-EBITDA multiple, on a trailing 12-month basis, was 0.9 times. Second quarter capital investment was $1,505 million. Net proceeds from asset dispositions were $17 million, resulting in net capital investment of $1,488 million.

EnCana’s 2003 net capital investment is forecast to be between $2.5 billion and $2.9 billion as outlined below.

EnCana 2003 forecast capital program	(millions)

Core capital program (forecast)	$5,000—5,400

Additional capital
Ecuador reserves and land acquisition	$180

Leased equipment purchases	$290

OCP Pipeline completion requirements	$100

Sub total	$570

Divestitures
Express and Cold Lake pipelines[3]	$(1,600)

Syncrude	$(1,500)

Sub total	$(3,100)

Net capital investment (forecast)	$2,470—2,870

3 $1.6 billion less $600 million of net assumption of debt resulted in net cash proceeds of $1.0 billion.

EnCana maintains strong investment grade ratings from the major bond rating services: Dominion Bond Rating Service Limited, A(low), Moody’s Investors Service, Baa1, and Standard and Poor’s Ratings Services, A-. The company also has a $4 billion credit facility with a syndicate of major banks and lending institutions, of which more than $2.6 billion remains unutilized.

Operational highlights

North America

Second quarter natural gas and liquids sales up 12 percent year over year
North American gas, oil and NGLs sales continued to grow at double digit rates in the second quarter, averaging 666,417 barrels of oil equivalent per day — a 12 percent increase over the average of 595,618 barrels of oil equivalent per day in the second quarter of 2002. Natural gas sales were up 13 percent, averaging 2.9 billion cubic feet per day. EnCana currently has no produced gas in storage. Liquids production was up 9 percent year over year, averaging 181,250 barrels per day. Growth in gas production was led by increased production from the U.S. Rockies and the Greater Sierra area in northeast B.C. Oil production continues to increase from EnCana’s two steam-assisted gravity drainage (SAGD) projects in northeast Alberta, as well as from continued development at Pelican Lake and Suffield. In North America, EnCana drilled 944 net wells during the second quarter and has about 100 rigs running this summer from northeast B.C. to Colorado.

USA region growth strong, led by Rockies production
Second quarter gas sales from the USA region were up 63 percent to average 698 million cubic feet per day, compared to an average of 428 million cubic feet per day for the same period in 2002. Production growth is primarily from the Jonah field in Wyoming and the Mamm Creek field in Colorado. In order to help mitigate pricing risk due to gas transmission constraints out of the U.S. Rockies, EnCana has fixed the NYMEX price differential on 576 million cubic feet per day of forecast 2003 gas sales at an average basis of US$0.50 per thousand cubic feet, and 392 million cubic feet per day of forecast gas sales for 2004 through 2007 at an average basis of US$0.44 per thousand cubic feet.

“Our U.S. Rockies business continues to deliver very strong growth. We are currently producing more than 700 million cubic feet per day and expect to continue double-digit production growth for years to come,” said Roger Biemans, President of EnCana’s USA Region.

In the Gulf of Mexico, appraisal drilling on the Tahiti discovery has confirmed one of the most significant net pay accumulations in the history of deep water drilling in the Gulf. EnCana continues to work with the operator in development planning for this promising oil find.

Summer drilling ramps up in northeast British Columbia
Production from the Greater Sierra area of northeast B.C. averaged about 200 million cubic feet per day in the second quarter, an increase of more than 25 percent from one year earlier. EnCana has pioneered new ways to add value in this high growth region through the use of interlocking wooden mats — a simple technology that forms drilling islands in the soft Canadian muskeg. Traditionally, northern exploration and drilling have been restricted to winter only — the 100 days when the ground is frozen hard enough to permit the movement of large equipment. But with the availability of more than 30,000 wooden mats, EnCana recently doubled its summer drilling plans from 35 to 70 wells, taking this year’s target for Greater Sierra to about 170 wells.

“The use of these wooden mats can truly change the way oil and gas companies do business during summer in the remote northern regions. Until now, these wet muskeg lands have only seen modest drilling activity during the warmest part of the year. We expect to reduce costs in both summer and winter as we achieve a more balanced drilling program through the entire year,” said Randy Eresman, EnCana’s Chief Operating Officer.

With a total land base of more than 2.4 million net acres along this prolific gas trend, EnCana has a multi-year inventory of development drilling locations. In anticipation of the region’s growth potential, EnCana has applied to the National Energy Board to construct a new, 80-kilometre pipeline to deliver, by mid 2004, in excess of 100 million cubic feet of natural gas from the company’s Sierra gas plant to a connection on the Nova Gas Transmission mainline in northwest Alberta. In addition, recent initiatives by the B.C. government have improved the region’s growth opportunities for several years ahead.

“EnCana welcomes the province’s recent plans to improve road infrastructure, streamline the regulatory process, upgrade the Sierra Yoyo Desan road and adopt a royalty structure that increases the region’s competitiveness. These progressive changes have added new confidence to our strong expected growth and investment plans for B.C. We have expanded investment and drilling in our world-class Greater Sierra resource play, where the company now expects to grow production to more than 400 million cubic feet per day over the next few years,” Eresman said.

Next phase of SAGD growth well underway
With design capacity of 20,000 barrels per day of production successfully achieved at Foster Creek, EnCana plans to increase oil production from its largest SAGD project by about 10,000 barrels per day in 2004. An additional six well pairs, taking the project’s total to 30 well pairs, are being drilled to tap additional reserves. Since May, the new Foster Creek co-generation plant has been delivering about 40 megawatts of electricity to the Alberta power grid, and output is expected to increase to its full capacity of 80 megawatts in the fourth quarter of 2003.

International

Second quarter oil and NGLs sales from international operations averaged 58,594 barrels per day, down about 18 percent from the second quarter last year.

Ecuador oil production about to ramp up, first OCP Pipeline oil deliveries expected this summer.

Second quarter sales in Ecuador averaged 49,575 barrels of oil per day, down about 17 percent from an average of 59,864 barrels per day one year earlier. The decrease is due to about 2,800 barrels per day having been delivered to the new OCP Pipeline for commissioning, timing of shipments from port and operational problems on the SOTE pipeline, currently Ecuador’s main oil export pipeline. EnCana’s production capability is approximately 80,000 barrels per day, with additional capacity available to be added through the last half of the year. Mainline and facilities construction of the OCP Pipeline is nearing completion and it is expected that oil deliveries for export will begin in mid to late August. EnCana production will be ramped up once the OCP is fully operational, with a doubling of its production levels to about 100,000 barrels per day targeted for 2004.

“EnCana is pleased to see the completion of this monumental economic development for the people of Ecuador. This is the culmination of more than four years of challenging work by EnCana and its partners that will see critically-needed investment and revenue growth for this proud South American nation,” said Don Swystun, President of EnCana’s Ecuador region.

EnCana expands interests in U.K. central North Sea, Buzzard development progresses
EnCana has reached an agreement with Amerada Hess to acquire an additional 14 percent interest in each of the Scott and Telford oil fields. This transaction will increase EnCana’s working interest in the Scott field from 13.5 to 27.5 percent and in the Telford field from 20.2 to 34.2 percent in exchange for EnCana’s 22.5 percent non-producing working interest in the Llano oil discovery in the Gulf of Mexico. On closing, expected this fall, EnCana will become the largest working interest owner of both the Scott and Telford fields, where EnCana is also seeking approval to become the operator. Net production is anticipated to increase from a year-to-date production of about 11,500 barrels of oil equivalent per day to approximately 20,000 barrels of oil equivalent per day. In addition, EnCana has agreed to acquire Amerada Hess’ 42.1 percent working interest in Block 15/21 outside of the Scott and Telford and Ivanhoe and Rob Roy field units.

In June, EnCana filed the environmental statement with the Department of Trade and Industry for the development of the Buzzard field, which is expected to start production in late 2006.

Midstream & Marketing

EnCana’s Midstream & Marketing division experienced a $40 million operating cash flow loss in the second quarter of 2003, including the impact of the regulatory settlement referred to in EnCana’s July 28, 2003 news release. The results reflect a challenging first half for gas storage, as low summer/winter gas price spreads reduced demand for storage services and limited margin opportunities. In addition, NGLs extraction was adversely impacted by low processing margins as a result of the strong natural gas prices. For the full year, operating cash flow is now expected to be in the range of $100 million to $130 million.

New gas storage at Countess starts operations, Wild Goose expansion in California ahead of schedule
EnCana has started injecting customers’ natural gas into the first 10 billion cubic feet of new storage capacity at Countess, Alberta, located about 85 kilometres east of Calgary. The second phase of Countess is expected to take total capacity from 10 billion to about 40 billion cubic feet by April 2005. In northern California, Wild Goose Storage Inc. is expected to expand the gas deliverability from the storage facility by November, four months ahead of schedule and in time for the winter season. November withdrawal capacity is expected to rise from 200 million to 320 million cubic feet per day. This first phase of the Wild Goose expansion is expected to be fully operational by April 2004, when withdrawal capacity is expected to more than double from the current 200 million to 480 million cubic feet per day. Gas storage capacity is planned to increase from 14 billion to approximately 24 billion cubic feet, while injection capacity is expected to rise from 80 million to 450 million cubic feet per day. A second phase of expansion anticipates increasing capacity to about 29 billion cubic feet and withdrawal rates to 700 million cubic feet per day by spring 2005, depending upon market demand.

FINANCIAL INFORMATION

NOTE: All financial information in this news release is actual results, except for the company’s 2002 pro forma six-month financial results, which reflect the results of PanCanadian and AEC as if they had merged at the beginning of 2002. The actual statements for the first six months of 2002 represent PanCanadian results alone during the first quarter of 2002 as the merger did not occur until the beginning of April 2002.

This press release and EnCana’s supplemental information, including convenience financial statements prepared in $US, are posted on the company’s Web site: www.encana.com.

CONFERENCE CALL TODAY

EnCana Corporation will host a conference call today, Tuesday, July 29, 2003 starting at 11 a.m., Mountain Time (1 p.m. Eastern Time), to discuss EnCana’s second quarter 2003 financial and operating results.

To participate, please dial (719) 457-2658 approximately 10 minutes prior to the conference call. An archived recording of the call will be available from approximately 5 p.m. on July 29 until midnight August 8, 2003 by dialing (888) 203-1112 or (719) 457-0820 and entering pass code 342577.

A live audio Web cast of the conference call will also be available via EnCana’s Web site, under Investor Relations. The Web cast will be archived for approximately 90 days.

EnCana Corporation
EnCana is one of the world’s leading independent oil and gas companies with an enterprise value of approximately C$30 billion. EnCana is North America’s largest independent natural gas producer and gas storage operator. Ninety percent of the company’s assets are in four key North American growth platforms. EnCana is the largest producer and landholder in Western Canada and is a key player in Canada’s emerging offshore East Coast basins. Through its U.S. subsidiaries, EnCana is one of the largest gas explorers and producers in the Rocky Mountain states and has a strong position in the deepwater Gulf of Mexico. The company has two key high potential international growth platforms: through its international subsidiaries, EnCana is the largest private sector oil producer in Ecuador and is the operator of a large oil discovery in the U.K. central North Sea. The company also conducts high upside potential New Ventures exploration in other parts of the world. EnCana is driven to be the industry’s high performance benchmark in production cost, per-share growth and value creation for shareholders. EnCana common shares trade on the Toronto and New York stock exchanges under the symbol ECA.

ADVISORY — In the interests of providing EnCana shareholders and potential investors with information regarding EnCana, including management’s assessment of EnCana’s and its subsidiaries’ future plans and operations, certain statements contained in this news release are forward-looking statements within the meaning of the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements in this news release and referenced in the conference call noted above include, but are not limited to: future economic performance, including production and sales growth targets for 2003, 2004 and beyond (including per share sales growth); anticipated increases in production, including increases achieved through successful drilling programs, from Ecuador upon completion of the OCP pipeline, from the USA region and from the U.K.; the company’s ability to achieve per share sales and production growth targets over the next several years and the predictability thereof; projected drilling activity in North America in 2003 and beyond; resource potential, reserves and production increases potentially available from the Company’s resource plays, including resource plays located in Alberta, British Columbia, Wyoming and Colorado; the demand for gas storage and its effect on gas prices through the remainder of 2003; anticipated oil and natural gas prices for the remainder of 2003 and continued volatility of world oil prices; forecast oil, gas and natural gas liquids sales volumes for 2003; increased electrical generation capacity from the Foster Creek co-generation plant expected in the fourth quarter of 2003; the timing for completion and capacity of the company’s proposed new pipeline; the impact of EnCana’s risk management program on commodity price, interest rate and exchange rate volatility; increased oil production from SAGD projects by 2004; the timing for commencement of oil shipments through the OCP pipeline and projected capacity utilization in 2003 and 2004; the timing for completion of the various phases of the Countess gas storage project and the Wild Goose gas storage project in 2003, 2004, 2005 and beyond, and storage capacities, injection and withdrawal rates upon completion; the timing for completion and commencement of production from the Buzzard field; anticipated purchases under the Company’s Normal Course Issuer Bid program and the potential renewal of the Normal Course Issuer Bid; increased capital expenditures for 2003; the impact of the use of wooden mats on summer drilling and drilling costs; EnCana’s internal projections, expectations or beliefs concerning future operating results, and various components thereof; EnCana’s ability to invest selectively and returns on such investments; and the production and growth potential of EnCana’s various assets, including assets in the U.S. Rockies, Greater Sierra, offshore Canada’s East Coast, the U.K. central North Sea, the Gulf of Mexico and Ecuador.

Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur, which may cause the company’s actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things: volatility of oil and gas prices; fluctuations in currency and interest rates; product supply and demand; market competition; risks inherent in the company’s marketing operations, including credit risks; imprecision of reserve estimates and estimates of recoverable quantities of oil, natural gas and liquids from resource plays and other sources not currently classified as proved or probable reserves; the company’s ability to replace and expand oil and gas reserves; its ability to generate sufficient cash flow from operations to meet its current and future obligations; its ability to access external sources of debt and equity capital; the timing and the costs of well and pipeline construction; the company’s ability to secure adequate product transportation; changes in environmental and other regulations; political and economic conditions in the countries in which the company operates, including Ecuador; the risk of international war, hostilities, civil insurrection and instability affecting countries in which the company operates and international terrorist threats; risks associated with existing and potential future lawsuits and regulatory actions made against the company; the risk that the anticipated synergies to be realized by the merger of AEC and PCE will not be realized; costs relating to the merger of AEC and PCE being higher than anticipated and other risks and uncertainties described from time to time in the reports and filings made with securities regulatory authorities by EnCana. Although EnCana believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned that the foregoing list of important factors is not exhaustive. Furthermore, the forward-looking statements contained in this news release are made as of the date of this news release, and EnCana does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this news release are expressly qualified by this cautionary statement.

Further information on EnCana Corporation is available on the company’s Web site, www.encana.com, or by contacting:

FOR FURTHER INFORMATION: Investor contact:	Media contact:
EnCana Corporate Development Sheila McIntosh Senior Vice-President, Investor Relations (403) 645-2194 Greg Kist Manager, Investor Relations (403) 645-4737	Alan Boras Manager, Media Relations (403) 645-4747

Consolidated Financial Statements

For the period ended June 30, 2003

EnCana Corporation

Interim Report
For the period ended June 30, 2003

EnCana Corporation

CONSOLIDATED STATEMENT OF EARNINGS

		June 30

		Three Months Ended		Six Months Ended

(unaudited) ($ millions, except per share amounts)		2003	2002	2003	2002

REVENUES, NET OF ROYALTIES AND PRODUCTION TAXES	(Note 3)	$3,194	$2,586	$7,262	$3,647

EXPENSES	(Note 3)
Transportation and selling		175	157	364	206
Operating		454	348	927	519
Purchased product		1,076	896	2,503	1,276
Administrative		60	44	116	61
Interest, net		84	103	170	130
Foreign exchange (gain)	(Note 5)	(241)	(170)	(535)	(180)
Depreciation, depletion and amortization		725	573	1,463	787

		2,333	1,951	5,008	2,799

NET EARNINGS BEFORE THE UNDERNOTED		861	635	2,254	848
Income tax (recovery) expense	(Note 6)	(202)	153	235	235

NET EARNINGS FROM CONTINUING OPERATIONS		1,063	482	2,019	613
NET EARNINGS (LOSS) FROM DISCONTINUED OPERATIONS	(Note 4)	3	(24)	293	(22)

NET EARNINGS		$1,066	$458	$2,312	$591
DISTRIBUTIONS ON PREFERRED SECURITIES, NET OF TAX		(9)	1	(15)	1

NET EARNINGS ATTRIBUTABLE TO COMMON SHAREHOLDERS		$1,075	$457	$2,327	$590

NET EARNINGS FROM CONTINUING OPERATIONS PER COMMON SHARE	(Note 9)
Basic		$2.23	$1.04	$4.23	$1.71
Diluted		$2.20	$1.02	$4.19	$1.68

NET EARNINGS PER COMMON SHARE	(Note 9)
Basic		$2.24	$0.99	$4.84	$1.65
Diluted		$2.21	$0.97	$4.79	$1.62

CONSOLIDATED STATEMENT OF RETAINED EARNINGS

		Six Months Ended June 30

(unaudited) ($ millions)		2003	2002

RETAINED EARNINGS, BEGINNING OF YEAR		$4,684	$3,630
Net Earnings		2,312	591
Dividends on Common Shares and Other Distributions, net of tax		(81)	(74)
Charges for Normal Course Issuer Bid	(Note 8)	(15)	—
RETAINED EARNINGS, END OF PERIOD		$6,900	$4,147

     See accompanying Notes to Consolidated Financial Statements.

Interim Report
For the period ended June 30, 2003

EnCana Corporation

CONSOLIDATED BALANCE SHEET

		As at	As at
		June 30,	December 31,
(unaudited) ($ millions)		2003	2002

ASSETS
Current Assets
Cash and cash equivalents		$406	$183
Accounts receivable and accrued revenue		1,567	1,987
Income tax receivable		208	—
Inventories		652	528
Assets of discontinued operations	(Note 4)	571	3,422

		3,404	6,120
Capital Assets, net	(Note 3)	23,185	22,356
Investments and Other Assets		545	377
Goodwill		2,469	2,469

	(Note 3)	$29,603	$31,322

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Accounts payable and accrued liabilities		$2,109	$2,282
Income tax payable		—	20
Liabilities of discontinued operations	(Note 4)	140	1,758
Current portion of long-term debt	(Note 7)	150	212

		2,399	4,272
Long-Term Debt	(Note 7)	6,122	7,395
Deferred Credits and Other Liabilities		565	564
Future Income Taxes		5,161	4,840
Preferred Securities of Subsidiary		—	457

		14,247	17,528

Shareholders’ Equity
Preferred securities		549	126
Share capital	(Note 8)	8,791	8,732
Share options, net		102	133
Paid in surplus		—	61
Retained earnings		6,900	4,684

Foreign currency translation adjustment		(986)	58

		15,356	13,794

		$29,603	$31,322

     See accompanying Notes to Consolidated Financial Statements.

Interim Report
For the period ended June 30, 2003

EnCana Corporation

CONSOLIDATED STATEMENT OF CASH FLOWS

		June 30

		Three Months Ended		Six Months Ended

(unaudited) ($ millions)		2003	2002	2003	2002

OPERATING ACTIVITIES
Net earnings from continuing operations		$1,063	$482	$2,019	$613
Depreciation, depletion and amortization		725	573	1,463	787
Future income taxes	(Note 6)	(131)	106	272	148
Other		(174)	(257)	(464)	(257)

Cash flow from continuing operations		1,483	904	3,290	1,291
Cash flow from discontinued operations		(45)	34	—	36

Cash flow		1,438	938	3,290	1,327
Net change in other assets and liabilities		(17)	—	(23)	—
Net change in non-cash working capital from continuing operations		8	(240)	61	(508)
Net change in non-cash working capital from discontinued operations		65	(11)	82	42

		1,494	687	3,410	861

INVESTING ACTIVITIES
Business combination		—	(128)	—	(128)
Capital expenditures	(Note 3)	(1,505)	(1,390)	(3,031)	(1,871)
Proceeds on disposal of capital assets		17	240	27	243
Corporate acquisition	(Note 2)	—	—	(179)	—
Equity investments		(122)	—	(188)	—
Net change in investments and other		(6)	5	(40)	(12)
Net change in non-cash working capital from continuing operations		(33)	(219)	(236)	(250)
Discontinued operations		(15)	(69)	1,948	(69)

		(1,664)	(1,561)	(1,699)	(2,087)

FINANCING ACTIVITIES
Net issuance (repayment) of long-term debt		505	572	(840)	492
Issuance of common shares	(Note 8)	76	51	120	69
Repurchase of common shares	(Note 8)	(168)	—	(168)	—
Dividends on common shares		(48)	(48)	(96)	(73)
Payments to preferred securities holders		(4)	(7)	(12)	(7)
Net change in non-cash working capital from continuing operations		(3)	2	(8)	(1)
Discontinued operations		—	(5)	(438)	(5)
Other		(17)	(32)	(18)	(32)

		341	533	(1,460)	443

DEDUCT: FOREIGN EXCHANGE LOSS ON CASH AND CASH EQUIVALENTS HELD IN FOREIGN CURRENCY		25	9	28	11

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		146	(350)	223	(794)
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD		260	503	183	947

CASH AND CASH EQUIVALENTS, END OF PERIOD		$406	$153	$406	$153

     See accompanying Notes to Consolidated Financial Statements.

Interim Report
For the period ended June 30, 2003

EnCana Corporation

Notes to Consolidated Financial Statements (unaudited)

1. BASIS OF PRESENTATION

The interim Consolidated Financial Statements include the accounts of EnCana Corporation and its subsidiaries (the “Company”), and are presented in accordance with Canadian generally accepted accounting principles. The Company is in the business of exploration, production and marketing of natural gas, natural gas liquids and crude oil, as well as natural gas storage operations, natural gas liquids processing and power generation operations.

The interim Consolidated Financial Statements have been prepared following the same accounting policies and methods of computation as the annual audited Consolidated Financial Statements for the year ended December 31, 2002. The disclosures provided below are incremental to those included with the annual audited Consolidated Financial Statements. The interim Consolidated Financial Statements should be read in conjunction with the annual audited Consolidated Financial Statements and the notes thereto for the year ended December 31, 2002.

2. CORPORATE ACQUISITION

On January 31, 2003, the Company acquired the Ecuadorian interests of Vintage Petroleum Inc. for net cash consideration of $179 million (US$116 million). The purchase was accounted for using the purchase method with the results reflected in the consolidated results of EnCana from the date of acquisition. The acquisition was accounted for as follows:

($ millions)
Working Capital	$2
Capital Assets	194
Future Income Taxes	(17)

$179

3. SEGMENTED INFORMATION

The Company has defined its continuing operations into the following segments:

•	Upstream includes the Company’s exploration for and production of natural gas, natural gas liquids and crude oil and related non-producing activities. The Company’s Upstream operations are located in Canada, the United States, the U.K. central North Sea, Ecuador and International New Ventures exploration activity in the Gulf of Mexico, the U.K. central North Sea, the Middle East, Africa, Australia, Latin America, as well as, the Canadian East Coast and the North American northern frontier.

•	Midstream & Marketing includes gas storage operations, natural gas liquids processing and power generation operations, as well as, marketing activity under which the Company purchases and takes delivery of product from others and delivers product to customers under transportation arrangements not utilized for the Company’s own production.

The Company reports its segmented financial results showing revenue prior to all royalty payments, both cash and in-kind, consistent with Canadian disclosure practices for the oil and gas industry.

Operations that have been discontinued are disclosed in Note 4.

Interim Report
For the period ended June 30, 2003

EnCana Corporation

Notes to Consolidated Financial Statements (unaudited)

3.     SEGMENTED INFORMATION (continued)

Results of Operations (For the three months ended June 30)

	Upstream		Midstream & Marketing

($ millions)	2003	2002	2003	2002

Revenues
Gross revenue	$2,453	$1,773	$1,173	$1,091
Royalties and production taxes	434	281	—	—

Revenues, net of royalties and production taxes	2,019	1,492	1,173	1,091
Expenses
Transportation and selling	154	107	21	50
Operating	338	270	116	78
Purchased product	—	—	1,076	896
Depreciation, depletion and amortization	700	535	10	26

Segment Income	$827	$580	$(50)	$41

	Corporate		Consolidated

	2003	2002	2003	2002

Revenues
Gross revenue	$2	$3	$3,628	$2,867
Royalties and production taxes	—	—	434	281

Revenues, net of royalties and production taxes	2	3	3,194	2,586
Expenses
Transportation and selling	—	—	175	157
Operating	—	—	454	348
Purchased product	—	—	1,076	896
Depreciation, depletion and amortization	15	12	725	573

Segment Income	(13)	(9)	764	612

Administrative	60	44	60	44
Interest, net	84	103	84	103
Foreign exchange (gain)	(241)	(170)	(241)	(170)

	(97)	(23)	(97)	(23)

Net Earnings Before Income Tax	84	14	861	635
Income tax (recovery) expense	(202)	153	(202)	153

Net Earnings from Continuing Operations	$286	$(139)	$1,063	$482

Interim Report
For the period ended June 30, 2003

EnCana Corporation

Notes to Consolidated Financial Statements (unaudited)

3.     SEGMENTED INFORMATION (continued)

Geographic and Product Information (For the three months ended June 30)

Upstream

	North America

	Produced Gas and NGLs

	Canada		U.S. Rockies		Crude Oil

($ millions)	2003	2002	2003	2002	2003	2002

Revenues
Gross revenue	$1,376	$954	$440	$175	$396	$398
Royalties and production taxes	221	132	119	42	50	48

Revenues, net of royalties and production taxes	1,155	822	321	133	346	350
Expenses
Transportation and selling	86	57	26	25	26	10
Operating	121	107	22	15	107	84
Depreciation, depletion and amortization	385	290	94	75	150	107

Segment Income	$563	$368	$179	$18	$63	$149

	Ecuador		U.K. North Sea		Non-Producing		Total Upstream

	2003	2002	2003	2002	2003	2002	2003	2002

Revenues
Gross revenue	$144	$182	$33	$45	$64	$19	$2,453	$1,773
Royalties and production taxes	44	59	—	—	—	—	434	281

Revenues, net of royalties and production taxes	100	123	33	45	64	19	2,019	1,492
Expenses
Transportation and selling	11	10	5	5	—	—	154	107
Operating	26	31	5	3	57	30	338	270
Depreciation, depletion and amortization	43	51	26	9	2	3	700	535

Segment Income	$20	$31	$(3)	$28	$5	$(14)	$827	$580

Midstream & Marketing

					Total Midstream
	Midstream		Marketing *		& Marketing

($ millions)	2003	2002	2003	2002	2003	2002

Revenues
Gross revenue	$211	$157	$962	$934	$1,173	$1,091
Expenses
Transportation and selling	—	—	21	50	21	50
Operating	73	78	43	—	116	78
Purchased product	150	51	926	845	1,076	896
Depreciation, depletion and amortization	10	20	—	6	10	26

Segment Income	$(22)	$8	$(28)	$33	$(50)	$41

*	includes activity under which the Company purchases and takes delivery of product from others and delivers product to customers under transportation arrangements not utilized for the Company’s own production.

Interim Report
For the period ended June 30, 2003

EnCana Corporation

Notes to Consolidated Financial Statements (unaudited)

3.     SEGMENTED INFORMATION (continued)

Results of Operations (For the six months ended June 30)

	Upstream		Midstream & Marketing

($ millions)	2003	2002	2003	2002

Revenues
Gross revenue	$5,369	$2,427	$2,824	$1,570
Royalties and production taxes	933	349	—	—

Revenues, net of royalties and production taxes	4,436	2,078	2,824	1,570
Expenses
Transportation and selling	316	151	48	55
Operating	669	380	258	139
Purchased product	—	—	2,503	1,276
Depreciation, depletion and amortization	1,420	738	18	31

Segment Income	$2,031	$809	$(3)	$69

	Corporate		Consolidated

	2003	2002	2003	2002

Revenues
Gross revenue	$2	$(1)	$8,195	$3,996
Royalties and production taxes	—	—	933	349

Revenues, net of royalties and production taxes	2	(1)	7,262	3,647
Expenses
Transportation and selling	—	—	364	206
Operating	—	—	927	519
Purchased product	—	—	2,503	1,276
Depreciation, depletion and amortization	25	18	1,463	787

Segment Income	(23)	(19)	2,005	859

Administrative	116	61	116	61
Interest, net	170	130	170	130
Foreign exchange (gain)	(535)	(180)	(535)	(180)

	(249)	11	(249)	11

Net Earnings Before Income Tax	226	(30)	2,254	848
Income tax expense	235	235	235	235

Net Earnings from Continuing Operations	$(9)	$(265)	$2,019	$613

Interim Report
For the period ended June 30, 2003

EnCana Corporation

Notes to Consolidated Financial Statements (unaudited)

3.     SEGMENTED INFORMATION (continued)

Geographic and Product Information (For the six months ended June 30)

Upstream

	North America

	Produced Gas and NGLs

	Canada		U.S. Rockies		Crude Oil

($ millions)	2003	2002	2003	2002	2003	2002

Revenues
Gross revenue	$3,053	$1,312	$1,011	$207	$791	$602
Royalties and production taxes	445	160	263	49	115	81

Revenues, net of royalties and production taxes	2,608	1,152	748	158	676	521
Expenses
Transportation and selling	178	88	49	25	57	18
Operating	256	151	37	20	209	136
Depreciation, depletion and amortization	787	407	194	92	297	163

Segment Income	$1,387	$506	$468	$21	$113	$204

	Ecuador		U.K. North Sea		Non-Producing		Total Upstream

	2003	2002	2003	2002	2003	2002	2003	2002

Revenues
Gross revenue	$323	$182	$82	$89	$109	$35	$5,369	$2,427
Royalties and production taxes	110	59	—	—	—	—	933	349

Revenues, net of royalties and production taxes	213	123	82	89	109	35	4,436	2,078
Expenses
Transportation and selling	21	10	11	10	—	—	316	151
Operating	48	31	9	6	110	36	669	380
Depreciation, depletion and amortization	78	51	60	19	4	6	1,420	738

Segment Income	$66	$31	$2	$54	$(5)	$(7)	$2,031	$809

Midstream & Marketing

					Total Midstream
	Midstream		Marketing *		& Marketing

($ millions)	2003	2002	2003	2002	2003	2002

Revenues
Gross revenue	$692	$230	$2,132	$1,340	$2,824	$1,570
Expenses
Transportation and selling	—	—	48	55	48	55
Operating	193	133	65	6	258	139
Purchased product	458	51	2,045	1,225	2,503	1,276
Depreciation, depletion and amortization	17	24	1	7	18	31

Segment Income	$24	$22	$(27)	$47	$(3)	$69

*	includes activity under which the Company purchases and takes delivery of product from others and delivers product to customers under transportation arrangements not utilized for the Company’s own production.

Interim Report
For the period ended June 30, 2003

EnCana Corporation

Notes to Consolidated Financial Statements (unaudited)

3.     SEGMENTED INFORMATION (continued)

Capital Expenditures

	Three Months Ended		Six Months Ended
	June 30		June 30

($ millions)	2003	2002	2003	2002

Upstream
Canada	$944	$699	$2,012	$1,047
United States	274	537	501	624
Ecuador	47	72	157	72
United Kingdom	14	23	38	62
Other Countries	43	36	68	39
Midstream & Marketing	156	16	210	17
Corporate	27	7	45	10

Total	$1,505	$1,390	$3,031	$1,871

Capital and Total Assets

	Capital Assets		Total Assets

	As at		As at

	June 30,	December 31,	June 30,	December 31,
($ millions)	2003	2002	2003	2002

Upstream	$22,061	$21,422	$23,392	$25,192
Midstream & Marketing	902	742	3,110	2,216
Corporate	222	192	2,530	492
Assets of Discontinued Operations			571	3,422

Total	$23,185	$22,356	$29,603	$31,322

Interim Report
For the period ended June 30, 2003

EnCana Corporation

Notes to Consolidated Financial Statements (unaudited)

4. DISCONTINUED OPERATIONS

On February 28, 2003, the Company completed the sale of its 10 percent working interest in the Syncrude Joint Venture (“Syncrude”) to Canadian Oil Sands Limited for net cash consideration of $1,026 million plus closing adjustments. The Company also granted Canadian Oil Sands Limited an option to purchase its remaining 3.75 percent working interest in Syncrude and a gross-overriding royalty interest. On July 10, 2003 the Company completed the sale of the remaining interest in Syncrude for proceeds of $417 million, subject to closing adjustments. This transaction completes the Company’s disposition of its interest in Syncrude and, as a result, these operations have been accounted for as discontinued operations. There was no gain or loss on this sale.

On April 24, 2002, the Company adopted formal plans to exit from the Houston-based merchant energy operation, which was included in the Midstream & Marketing segment. Accordingly, these operations have been accounted for as discontinued operations. The wind-down of these operations was substantially completed at December 31, 2002.

On July 9, 2002, the Company announced that it planned to sell its 70 percent equity investment in the Cold Lake Pipeline System and its 100 percent interest in the Express Pipeline System. Accordingly, these operations have been accounted for as discontinued operations. On January 2, 2003 and January 9, 2003, the Company completed the sale of its interest in the Cold Lake Pipeline System and Express Pipeline System for total consideration of approximately $1.6 billion, including assumption of related long-term debt, and recorded an after-tax gain on sale of $263 million.

The following table presents the effect of the discontinued operations on the Consolidated Financial Statements:

Consolidated Statement of Earnings

	For the three months ended June 30

					Midstream —
	Syncrude		Merchant Energy		Pipelines		Total

($ millions)	2003	2002	2003	2002	2003	2002	2003	2002

Revenues, net of royalties and production taxes	$28	$90	$—	$563	$—	$58	$28	$711

Expenses
Transportation and selling	1	1	—	—	—	—	1	1
Operating	20	68	—	—	—	20	20	88
Purchased product	—	—	—	580	—	—	—	580
Administrative	—	—	—	8	—	—	—	8
Interest, net	—	—	—	—	—	11	—	11
Foreign exchange	—	—	—	—	—	(10)	—	(10)
Depletion, depreciation and amortization	2	7	—	1	—	11	2	19
Loss on discontinuance	—	—	—	53	—	—	—	53

	23	76	—	642	—	32	23	750

Net Earnings Before Income Tax	5	14	—	(79)	—	26	5	(39)
Income tax expense (recovery)	2	2	—	(28)	—	11	2	(15)

Net Earnings (Loss) from Discontinued Operations	$3	$12	$—	$(51)	$—	$15	$3	$(24)

Consolidated Statement of Earnings

	For the six months ended June 30

					Midstream —
	Syncrude *		Merchant Energy		Pipelines *		Total

($ millions)	2003	2002	2003	2002	2003	2002	2003	2002

Revenues, net of royalties and production taxes	$118	$90	$—	$1,309	$—	$58	$118	$1,457

Expenses
Transportation and selling	2	1	—	—	—	—	2	1
Operating	63	68	—	—	—	20	63	88
Purchased product	—	—	—	1,313	—	—	—	1,313
Administrative	—	—	—	18	—	—	—	18
Interest, net	—	—	—	—	—	11	—	11
Foreign exchange	—	—	—	—	—	(10)	—	(10)
Depletion, depreciation and amortization	9	7	—	1	—	11	9	19
(Gain) loss on discontinuance	—	—	—	53	(343)	—	(343)	53

	74	76	—	1,385	(343)	32	(269)	1,493

Net Earnings Before Income Tax	44	14	—	(76)	343	26	387	(36)
Income tax expense (recovery)	14	2	—	(27)	80	11	94	(14)

Net Earnings (Loss) from Discontinued Operations	$30	$12	$—	$(49)	$263	$15	$293	$(22)

*	Reflects only three months of earnings for 2002 as EnCana did not, at that time, own the operations which have been discontinued.

Interim Report
For the period ended June 30, 2003

EnCana Corporation

Notes to Consolidated Financial Statements (unaudited)

4.     DISCONTINUED OPERATIONS (continued)

Consolidated Balance Sheet

	As at June 30

					Midstream —
	Syncrude		Merchant Energy		Pipelines		Total

($ millions)	2003	2002	2003	2002	2003	2002	2003	2002

Assets
Cash and cash equivalents	$8	$14	$—	$—	$—	$66	$8	$80
Accounts receivable and accrued revenue	14	27	—	338	—	44	14	409
Inventories	4	15	—	—	—	1	4	16

	26	56	—	338	—	111	26	505
Capital assets, net	426	1,273	—	—	—	807	426	2,080
Investments and other assets	—	—	—	—	—	417	—	417
Goodwill	119	417	—	—	—	191	119	608

	571	1,746	—	338	—	1,526	571	3,610

Liabilities
Accounts payable and accrued liabilities	21	94	—	240	—	68	21	402
Income tax payable	55	6	—	—	—	4	55	10
Current portion of long-term debt	—	—	—	—	—	23	—	23

	76	100	—	240	—	95	76	435
Deferred credits and other liabilities	6	21	—	—	—	—	6	21
Long-term debt	—	—	—	—	—	567	—	567
Future income taxes	58	317	—	—	—	163	58	480

	140	438	—	240	—	825	140	1,503

Net Assets of Discontinued Operations	$431	$1,308	$—	$98	$—	$701	$431	$2,107

Consolidated Balance Sheet

	As at December 31

($ millions)	2002	2001

Assets
Cash and cash equivalents	$97	$—
Accounts receivable and accrued revenue	96	632
Inventories	16	70

	209	702
Capital assets, net	2,231	9
Investments and other assets	374	17
Goodwill	608	—

	3,422	728

Liabilities
Accounts payable and accrued liabilities	153	584
Income tax payable	11	—
Short-term debt	438	—
Current portion of long-term debt	23	—

	625	584
Long-term debt	576	—
Deferred credits and liabilities	21	2
Future income taxes	536	—

	1,758	586

Net Assets of Discontinued Operations	$1,664	$142

Interim Report
For the period ended June 30, 2003

EnCana Corporation

Notes to Consolidated Financial Statements (unaudited)

5. FOREIGN EXCHANGE (GAIN)

	Three Months Ended		Six Months Ended
	June 30		June 30

($ millions)	2003	2002	2003	2002

Unrealized foreign exchange (gain) on translation of U.S. dollar debt	$(248)	$(192)	$(493)	$(194)
Other foreign exchange losses (gains)	7	22	(42)	14

	$(241)	$(170)	$(535)	$(180)

6. INCOME TAXES

	Three Months Ended		Six Months Ended
	June 30		June 30

($ millions)	2003	2002	2003	2002

Provision for Income Taxes
Current
Canada	$(81)	$27	$(59)	$64
United States	—	8	—	8
Ecuador	7	7	19	7
United Kingdom	3	5	3	8

	(71)	47	(37)	87
Future	355	148	758	190
Future tax rate reductions *	(486)	(42)	(486)	(42)

	$(202)	$153	$235	$235

*	During the quarter both the Canadian federal and Alberta governments substantively enacted income tax rate reductions previously announced.

7. LONG-TERM DEBT

		As at	As at
		June 30,	December 31,
($ millions)		2003	2002

Canadian Dollar Denominated Debt
Revolving credit and term loan borrowings		$1,043	$1,388
Unsecured notes and debentures		1,825	1,825

		2,868	3,213

U.S. Dollar Denominated Debt
U.S. revolving credit and term loan borrowings		317	696
U.S. unsecured notes and debentures		2,999	3,608

		3,316	4,304

Increase in Value of Debt Acquired	(Note A)	88	90
Current Portion of Long-term Debt		(150)	(212)

		$6,122	$7,395

A) Increase in Value of Debt Acquired

Certain of the notes and debentures of the Company were acquired in the business combination with Alberta Energy Company Ltd. on April 5, 2002 and were accounted for at their fair value at the date of acquisition. The difference between the fair value and the principal amount of the debt is being amortized over the remaining life of the outstanding debt acquired, approximately 24 years.

Interim Report
For the period ended June 30, 2003

EnCana Corporation

Notes to Consolidated Financial Statements (unaudited)

8. SHARE CAPITAL

	June 30, 2003		December 31, 2002

(millions)	Number	Amount	Number	Amount

Common Shares Outstanding, Beginning of Year	478.9	$8,732	254.9	$196
Shares Issued to AEC Shareholders	—	—	218.5	8,397
Shares Issued under Option Plans	4.3	120	5.5	139
Shares Repurchased	(3.3)	(61)	—	—

Common Shares Outstanding, End of Period	479.9	$8,791	478.9	$8,732

During the quarter, the Company purchased, for cancellation, 3,342,900 common shares for total consideration of approximately $168 million. Of the $168 million paid, $61 million was charged to Share capital, $92 million was charged to Paid in surplus and $15 million was charged to Retained earnings.

The Company has stock-based compensation plans that allow employees and directors to purchase common shares of the Company. Option exercise prices approximate the market price for the common shares on the date the options were issued. Options granted under the plan are generally fully exercisable after three years and expire five years after the grant date. Options granted under previous successor and/or related company replacement plans expire ten years from the date the options were granted.

The following tables summarize the information about options to purchase common shares at June 30, 2003:

	Stock	Weighted Average
	Options	Exercise
	(millions)	Price

Outstanding, Beginning of Year	29.6	39.74
Granted under EnCana Plans	5.8	47.50
Exercised	(4.3)	28.09
Forfeited	(0.8)	47.34

Outstanding, End of Period	30.3	42.71

Exercisable, End of Period	16.4	38.29

	Outstanding Options			Exercisable Options

		Weighted Average		Number of	Weighted
	Number of Options	Remaining		Options	Average
	Outstanding	Contractual Life	Weighted Average	Outstanding	Exercise
Range of Exercise Price ($)	(millions)	(years)	Exercise Price ($)	(millions)	Price ($)

13.50 to 19.99	1.9	1.1	18.86	1.9	18.86
20.00 to 24.99	1.4	1.9	22.33	1.4	22.33
25.00 to 29.99	2.4	1.9	26.52	2.4	26.52
30.00 to 43.99	1.5	2.7	38.69	1.3	38.18
44.00 to 53.00	23.1	3.8	47.90	9.4	47.71

	30.3	2.9	42.71	16.4	38.29

Interim Report
For the period ended June 30, 2003

EnCana Corporation

Notes to Consolidated Financial Statements (unaudited)

8.     SHARE CAPITAL (continued)

The Company does not record compensation expense in the Consolidated Financial Statements for share options granted to employees and directors. If the fair-value method had been used, the Company’s Net Earnings and Net Earnings per Common Share would approximate the following pro forma amounts:

	Six Months Ended
	June 30

($ millions, except per share amounts)	2003	2002

Compensation Costs	33	50
Net Earnings
As reported	2,312	591
Pro forma	2,279	541
Net Earnings per Common Share
Basic
As reported	4.84	1.65
Pro forma	4.78	1.51
Diluted
As reported	4.79	1.62
Pro forma	4.72	1.48

The fair value of each option granted is estimated on the date of grant using the Black-Scholes option-pricing model with weighted average assumptions for grants as follows:

	Six Months Ended
	June 30

	2003	2002

Weighted Average Fair Value of Options Granted	$12.18	$13.40
Risk Free Interest Rate	3.96%	4.46%
Expected Lives (years)	3.00	3.00
Expected Volatility	0.33	0.35
Annual Dividend per Share	$0.40	$0.40

9. PER SHARE AMOUNTS

The following table summarizes the common shares used in calculating net earnings per common share.

	Three Months Ended			Six Months Ended

	March 31	June 30		June 30

(millions)	2003	2003	2002	2003	2002

Weighted Average Common Shares Outstanding — Basic	479.9	480.6	461.1	480.3	358.2
Effect of Dilutive Securities	7.0	6.3	8.9	6.0	6.8

Weighted Average Common Shares Outstanding — Diluted	486.9	486.9	470.0	486.3	365.0

Interim Report
For the period ended June 30, 2003

EnCana Corporation

Notes to Consolidated Financial Statements (unaudited)

10. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

Unrecognized gains (losses) on risk management activities are as follows:

As at
($ millions)	June 30, 2003

Commodity Price Risk
Natural gas	$211
Crude oil	(240)
Gas storage optimization	32
Power	5
Foreign Currency Risk	39
Interest Rate Risk	65

Unrecognized Gains	$112

Information with respect to foreign currency risk and interest rate risk contracts in place at December 31, 2002, is disclosed in Note 19 to the Company’s annual audited Consolidated Financial Statements.

Natural Gas

At June 30, 2003, the fair value of financial instruments that related to the corporate gas risk management activities was $167 million. The contracts were as follows:

	Notional				Unrecognized
	Volumes	Physical/			Gain/(Loss)
	(MMcf/d)	Financials	Term	Price	(Cdn$ millions)

Fixed Price Contracts
Sales Contracts
Fixed AECO price	565	Financial	2003	6.36	Cdn$/mcf	$(24)
Fixed AECO price	10	Financial	2003	3.37	US$/mmbtu	(4)
Fixed AECO price	5	Physical	2003	5.88	Cdn$/mcf	(1)
Fixed AECO price	10	Physical	2003	3.34	US$/mmbtu	(4)
Nymex Fixed price*	526	Financial	2003	4.50	US$/mmbtu	(134)
Nymex Collars	50	Physical	2003	2.46-4.90	US$/mmbtu	(10)
Alliance Pipeline Mitigation	27	Financial	2003	3.92	US$/mmbtu	(11)
Fixed AECO price	453	Financial	2004	6.20	Cdn$/mcf	10
AECO Collars	71	Financial	2004	5.34-7.52	Cdn$/mcf	1
Nymex Fixed price*	291	Financial	2004	5.06	US$/mmbtu	(18)
Chicago Fixed price	40	Financial	2004	5.42	US$/mmbtu	3
Nymex Collars	10	Financial	2004	4.60-6.55	US$/mmbtu	1
Nymex Collars	50	Physical	2004	2.46-4.90	US$/mmbtu	(21)
Nymex Collars	47	Physical	2005-2007	2.46-4.90	US$/mmbtu	(47)
Purchase Contracts
Alliance Pipeline Mitigation	30	Physical	2003	3.24	Cdn$/mcf	18
Basis Contracts
Sales Contracts
Fixed NYMEX to AECO basis*	368	Financial	2003	(0.55)	US$/mmbtu	13
Fixed Nymex to Rockies basis	220	Financial	2003	(0.49)	US$/mmbtu	18
Fixed Nymex to Rockies basis	356	Physical	2003	(0.51)	US$/mmbtu	27
Fixed NYMEX to AECO basis*	271	Financial	2004	(0.50)	US$/mmbtu	32
Fixed Nymex to Rockies basis	190	Financial	2004	(0.42)	US$/mmbtu	39
Fixed Nymex to Rockies basis	343	Physical	2004	(0.46)	US$/mmbtu	64
Fixed NYMEX to AECO basis*	387	Financial	2005-2007	(0.59)	US$/mmbtu	81
Fixed Nymex to Rockies basis	132	Financial	2005-2007	(0.44)	US$/mmbtu	50
Fixed Nymex to Rockies basis	214	Physical	2005-2007	(0.43)	US$/mmbtu	84

						167
Gas Marketing Financial positions(1)						7
Gas Marketing Physical positions(1)						37

						$211

*	Certain Fixed Nymex to AECO basis and Nymex Fixed price contracts have previously been combined and reported as Fixed AECO prices. They are now reclassified and reported separately.

(1)	The gas marketing activities are part of the daily ongoing operations of the Company’s proprietary production management.

Interim Report
For the period ended June 30, 2003

EnCana Corporation

Notes to Consolidated Financial Statements (unaudited)

10.     FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (continued)

Crude Oil

As at June 30, 2003, the Company’s corporate oil risk management activities had an unrecognized loss of $240 million. The contracts were as follows:

	Notional		Average	Unrecognized
	Volumes		Price	Gain/(Loss)
	(bbl/d)	Term	(US$/bbl)	(Cdn$ millions)

Fixed WTI NYMEX Price	85,000	2003	25.28	$(77)
Fixed WTI NYMEX Price	62,500	2004	23.13	(88)
Collars on WTI NYMEX	40,000	2003	21.95-29.00	(15)
Collars on WTI NYMEX	62,500	2004	20.00-25.69	(60)

				$(240)

Gas Storage Optimization

As part of the Company’s gas storage optimization program, the Company has entered into financial instruments at various locations and terms over the next 9 months to manage the price volatility of the corresponding physical transactions and inventory.

As at June 30, 2003, the unrecognized gain was as follows:

	Notional		Unrecognized
	Volumes	Price	Gain/(Loss)
	(bcf)	(US$/mcf)	(Cdn$ millions)

Purchases	171.9	5.68	$(34)
Sales	198.1	5.81	53

			19
Physical Contracts			13

			$32

The unrecognized gain does not reflect unrealized gains on physical inventory in storage.

11. RECLASSIFICATION

Certain information provided for prior periods has been reclassified to conform to the presentation adopted in 2003.